SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES NEW PARNTERSHIP
WITH LEADING OTA ON THE BEACH

GUARANTEEING NO OVERCHARGING FOR RYANAIR FLIGHTS/ ANCILLARIES

Ryanair, Europe's No.1 airline, today (27 Feb) announced its 4th OTA partnership with leading OTA, On the Beach, who will now be authorised to offer Ryanair flights, seats, and bags to their customers at Ryanair's low prices as part of their holiday packages. This deal guarantees that On the Beach customers will not be overcharged for Ryanair flights and services and will have direct access to their myRyanair account.

This partnership also guarantees that Ryanair flight information will be provided directly to each customer's email address, including pre-departure info on Ryanair T&Cs and info in the case of flight disruption. Under this new agreement, On the Beach agrees that it will only display Ryanair's real prices, without mark-ups and will only pass all relevant customer contact and payment details to Ryanair. This means On the Beach customers will not need to complete Ryanair's customer verification process which unauthorised OTA Pirates customers must continue to do.

This is great news for On the Beach customers who will now be able to book Ryanair's low fares as part of their On the Beach package with full price transparency, while still benefiting from On the Beach's flexible payment plans, customer perks (including free lounge and fast track), and ATOL protection.

Ryanair has long campaigned for all consumers to be protected from OTA Pirate scams, including overcharges, hidden mark-ups, and providing fake customer contact and payment info. As a verified partner of Ryanair, On the Beach customers can book their package holiday with a Ryanair flight with full price transparency safe in the knowledge that they will not be overcharged for their flights or ancillaries.

Ryanair's Dara Brady said:

"Ryanair is pleased to announce our latest partnership with leading OTA, On the Beach. This new deal will see Ryanair partner with its fourth approved OTA partner - the second OTA we have partnered with this month.

On the Beach customers can now book Ryanair flights, seats, and bags as part of their holiday package with the guarantee that they will have full price transparency of Ryanair products (without any overcharges or hidden mark-ups), and that they will receive any information regarding their flight directly from Ryanair as well as having direct access to their booking through their myRyanair account.

Shaun Morton, CEO of On the Beach Group plc said:

"We are excited to have entered into this transformational partnership with Ryanair. This will improve the booking and travel experience for our customers selecting Ryanair flights, while ensuring we can continue to provide customers with best value package holidays. We will continue our campaign to safeguard consumer choice in the travel sector and the signing of this agreement marks a significant milestone in On the Beach's journey, as we strive to do the best for our customers. Importantly, this agreement enables both parties to move on from outstanding litigation and we look forward to working closely with our new partner."

ENDS
For further information
please contact:                              Press Office
Ryanair DAC
Tel: +353-1-9451799

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27 February 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary